UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number 001-38409

Mogo Inc.
(formerly Mogo Finance Tecnology Inc.)

2100 – 401 West Georgia St.
Vancouver, British Columbia
V6B 5A1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Exhibits

99.1	Amended notice of meeting and record date (cancelled)

99.2	Notice of meeting and record date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Inc.

Date: August 19, 2020	By:	/s/ Gregory Feller
	Name:	Gregory Feller
	Title:	President & Chief Financial Officer